News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	September 29, 2022

Seabridge Gold Publishes Q4 2021 Sustainability Report

Toronto, Canada … Seabridge Gold (TSX:SEA) (NYSE:SA) has filed its supplemental Sustainability Report providing insight to the Company's commitment to local communities, environment and sustainability. The report captures the last quarter of 2021 to highlight progress towards integrating sustainability into all aspects of our business. To review the report and supporting data tables please go to  https://www.seabridgegold.com/sustainability.

Seabridge Chairman and CEO Rudi Fronk stated, "We are committed to our stakeholders to provide transparent, objective and regular reporting around how we steward the land and respond to the needs of our personnel, First Nations, local communities and shareholders. The award we recently received, which recognizes the excellence of our voluntary work to reclaim environmental degradation of historical mining at our Iskut Project, and the extension of our Environmental Assessment Certificate at KSM are substantial confirmation of our responsiveness to the issues of sustainability. We look forward to continuing to develop our sustainability reporting, our focus on mitigating climate change and the role we can play as a sustainability leader in the exploration industry."

The report was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board (SASB) Metals and Mining Industry Standards and the Global Reporting Initiative (GRI) Standards, as well as metrics designed for Seabridge.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com